UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41734

Aurelion Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Warrant Issuance

On December 12, 2025, Aurelion Inc. (the “Company”) entered into a consulting agreement with a non-affiliated service provider, pursuant to which the service provider was engaged to provide strategic consulting services focused on the further growth and expansion of the Company’s wealth management business and digital asset treasury for a one-year period. As consideration for such services, the Company issued to the service provider a Class A Ordinary Share Purchase Warrant (the “Class A Ordinary Warrant”) to purchase up to 31,698,046 Class A ordinary shares of the Company, par value US$0.000625 per share (unless otherwise approved by the Company), at an exercise price of US$1.00 per share. The Class A Ordinary Warrant is exercisable for a period of ten years.

The foregoing description of the Class A Ordinary Warrant is qualified in its entirety by reference to the complete text of the form of the Class A Ordinary Warrant, which is attached as Exhibit 4.1 to this current report on Form 6-K and the terms of which are incorporated by reference herein.

Exhibits

Exhibit No.	Description
4.1	Form of Class A Ordinary Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: December 15, 2025	By:	/s/ Bjorn Schmidtke
	Name:	Bjorn Schmidtke
	Title:	Chief Executive Officer

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